UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2025

Paul Danner
Principal Executive Officer
Sharps Technology, Inc.
105 Maxess Road,
Melville, NY 11747

Re: Sharps Technology, Inc.
Registration Statement on Form S-3
Filed September 15, 2025
File No. 333-290255

Dear Paul Danner:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

General

1. We note your disclosure that you have adopted a Treasury Policy under which the principal holding in your treasury reserve on the balance sheet will be allocated to digital assets, starting with SOL, as well as your disclosure that you do not intend to allocate treasury assets to other digital assets in the near term. We also note that the financial statements included in your Form 10-Q for the period ended September 30, 2025 include USDC and USDT holdings. Please revise your disclosure to:
   - Provide greater details regarding any plans to acquire and hold digital assets, including in what proportions and the anticipated timeline. In addition, please revise to provide a definition or more detailed explanation for what you mean by the term “digital assets.” Please ensure that your revised disclosure clarifies the scope of the term and the type of digital assets it may cover, as well as the

different characteristics, attributes and risk profiles associated with all included categories of digital assets.

- Provide a discussion of the material aspects of your treasury strategy and how you intend to generate profit through this strategy.

2. Please revise to provide additional disclosure regarding SOL and your staking plans. For example purposes only:
   - Disclose your policies and procedures regarding your plans to stake Solana, including how much of your SOL you intend to stake.
   - Revise to provide greater detail explaining how agreements with staking providers will operate.
   - If material, add a risk factor addressing any liquidity risks related to your staking plans.
   - Identify the custodians that hold and will hold your digital assets and disclose the material terms of the custody arrangements, including the amount and limitations of any insurance coverage.

3. We note that your Form 8-K furnished September 2, 2025 discloses that you entered into Consulting and Strategic Advisor Agreements on August 28, 2025. Please disclose how compensation for SOL Edge Ltd will be calculated. Please also disclose the material terms of the Investment Guidelines.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Jonathan Deblinger, Esq.